September 23, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Brigitte Lippmann, Staff Attorney

Christopher Dunham, Staff Attorney

Howard Efron, Staff Accountant

Isaac Esquivel, Staff Accountant

Re: Brookfield Business Partners L.P.

Form 20-F for Fiscal Year Ended December 31, 2020

Filed March 17, 2021

File No. 001-37775

Dear Ladies and Gentlemen:

Set forth below are the responses of Brookfield Business Partners L.P. (“we,” “our” or the “Partnership”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 2, 2021, with respect to the Partnership’s Form 20-F for Fiscal Year Ended December 31, 2020 (the “BBU 2020 Form 20-F”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment.

1.	Your calculation of Company EBITDA contains adjustments for items other than interest, taxes, depreciation and amortization. In future filings please revise the title of this non- IFRS measure, such as “Adjusted EBITDA,” to distinguish it from EBITDA as commonly defined. Likewise, please revise the title of your Company FFO non-IFRS measure. Refer to Question 103.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

We acknowledge the Staff’s comment and respectfully note that the use of Company EBITDA and Company FFO was terminology developed in response to a similar comment raised by the Staff on November 24, 2015 in connection with the Partnership’s Form F-1 filed with the Commission on October 27, 2015, whereby the Partnership had initially used the standard terms EBITDA and FFO when describing operating results but, in response to comments from the Staff, the Partnership changed such terminology to Company EBITDA and Company FFO. Consistent with the approach followed in response to previous Staff comments, we believe that we have properly differentiated Company FFO and Company EBITDA from FFO and EBITDA, which is highlighted on page 5 of the BBU 2020 Form 20-F. Furthermore, we note that since becoming a public company in 2016, we have invested a significant amount of time explaining the meaning and usage of Company EBITDA and Company FFO to our financial statement users and respectfully submit to the Staff that changing the title of these measures would be confusing and create no benefit to our financial statement users.

BROOKFIELD BUSINESS PARTNERS L.P.

73 FRONT STREET, HAMILTON HM 12, BERMUDA

T +1 441.294.1443   bbu.brookfield.com

2.	We note your disclosure of potential adverse impacts from COVID-19 in the risk factors section on page 12. Please tell us what consideration you gave to providing expanded information regarding specific impacts that your business has experienced from the COVID-19 pandemic (e.g. quantifiable impacts to your scaffolding services and automotive battery businesses during 2020 which might address impacts to revenues or service/product order cancellations as well as impairments to assets and other impacts to your liquidity, etc.). Refer to CF Disclosure Guidance: Topic No. 9 for additional guidance.

We acknowledge the Staff’s comment and respectfully submit that we have considered CF Disclosure Guidance: Topic No. 9 and determined that the specific impacts that our business has experienced from the COVID-19 pandemic were not material to the Partnership for the year ended December 31, 2020. This is supported by the fact that we operate large scale businesses, a number of which have been deemed essential service providers within their industries and have demonstrated resilience in cash flow generation and financial performance. As a result, while we experienced some limited impact early in the pandemic, most of our business recovered during 2020 and we experienced no impairments to assets resulting from the pandemic and the related slowdown of economic activity. In the “Critical Accounting Policies, Estimates and Judgments” section of Item 5.B “Liquidity and Capital Resources” of the BBU 2020 Form 20-F, we disclose our approach to considering the impacts of the economic circumstances surrounding the pandemic, and note that no additional impairments were required as at December 31, 2020.

In March 2020, as the COVID-19 pandemic’s impact started becoming evident, we underwent a process to reforecast segment operating results for fiscal 2020 in order to isolate and identify the potential impacts of COVID-19 on 2020 results. The reforecasted data was compared to the original pre-COVID-19 forecast and to actual results during the year.

While our work access services operations (scaffolding operations) experienced reduced activity and project delays in the wake of the COVID-19 pandemic, the impact was not material to the overall results of our business. Our work access services operations business is an equity accounted investment that represents less than 1% of total assets of the Partnership and the proportionate revenues of the business represent less than 2% of the consolidated total revenues of the Partnership.

Our advanced energy storage operations (automotive battery business) experienced a short-term slowdown in its operations during the first half of 2020 as a result of reduced sales volume and lower operating capacity. We noted a rebound in aftermarket battery sales volume during Q3 2020, as total sales volumes in Q3 2020 rebounded to nearly pre-pandemic levels (1% below Q3 2019). During Q4 2020, total sales volumes exceeded pre-pandemic levels (3.7% above Q4 2019). The rebound of sales volumes during the second half of 2020 to pre-pandemic levels has illustrated the resilient nature of our advance energy storage operations, which is considered an essential service to its customers, and has continued to outperform pre-pandemic unit sales in the aftermarket battery segment, which comprises the majority of its business.

At the corporate level, we had a very strong liquidity position with approximately $2 billion of cash, marketable securities and undrawn capacity on its credit facilities at December 31, 2020. Each of our material companies have had, and we believe continue to have, sufficient liquidity to fund themselves through the COVID-19 pandemic.

3.	We note your reconciliation of Company EBITDA and Company FFO, non-IFRS measures, to the most directly comparable IFRS measure, which appears to be in the form of a full non-GAAP income statement and gives greater prominence to the non-IFRS measures. Please revise your presentation to instead provide separate reconciliations from the most directly comparable IFRS measure, which appears to be Net income (loss), to each of your non-IFRS measures and provide disclosure explaining the nature of each adjustment and why you reflect each adjustment in your reconciliations. Refer to Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In light of the Staff’s comment, we will change our non-IFRS reconciliation presented in our management’s discussion and analysis, beginning with our next interim filing, to the following format:

	Three months ended June 30, 2021	Three months ended June 30, 2020	Six months ended June 30, 2021	Six months ended June 30, 2020
Net income	$(29)	$149	$1,738	$115

Add back or deduct the following:
Depreciation and amortization expense	553	533	1,095	1,071
Impairment expense, net	-	29	201	142
Gain (loss) on acqusitions/ dispositions, net	(16)	4	(1,823)	(179)
Equity accounted income (loss), net	(7)	(18)	(36)	(9)
Interest income (expense), net	351	353	699	717
Other income (expense), net	97	(149)	58	68
Income tax (expense) recovery	37	(44)	196	(67)
Equity accounted Company EBITDA	57	38	108	74
Amounts attributable to non-controlling interests	(662)	(609)	(1,468)	(1,352)
Company EBITDA	$381	$286	$768	$580

Net income	$(29)	$149	$1,738	$115

Add back or deduct the following:
Depreciation and amortization expense	553	533	1,095	1,071
Impairment expense, net	-	29	201	142
Gain (loss) on acqusitions/ dispositions, net	(16)	4	(1,823)	(179)
Equity accounted income (loss), net	(7)	(18)	(36)	(9)
Income tax (expense) recovery	(81)	(67)	(124)	(165)
Other income (expense), net	97	(149)	58	68
Gain (loss) on acquisitions/dispositions, net in Company FFO	170	-	572	45
Other income (expense), net in Company FFO	-	(8)	(3)	(9)
Equity accounted Company FFO	30	22	59	49
Amounts attributable to non-controlling interests	(361)	(322)	(836)	(761)
Company FFO	$356	$173	$901	$367

4.	It appears that you have presented your expenses by function, except for Depreciation and amortization expense, which appears to be presented by the nature of the expense. Please support your presentation under IAS 1 or present all of your expenses by function and present a measure of Direct operating costs that is complete. Please refer to paragraphs 15, 29, 99 and 103 of IAS 1. We also note your presentation of the components of Direct operating costs in Note 21 that presents amounts that are both by function and by nature. Please revise your footnote disclosure to present the components of Direct operating costs by nature.

We acknowledge the Staff’s comment and respectfully submit that the Partnership has presented its statement of operating results in a manner that provides information that is reliable and relevant to its financial statement users. We note the Staff’s reference to IAS 1.99 but also note that IAS 1.100, which states “[e]ntities are encouraged to present the analysis in paragraph 99 in the statement(s) presenting profit or loss and other comprehensive income” does not explicitly require expenses to be solely presented by either their nature or function in the statement of profit or loss. The combination of expenses presented by nature and by function in the statement of profit or loss is a common practice and can be observed across several SEC registrants. We also submit that presenting depreciation and amortization separately from direct operating costs provides the most meaningful financial statement presentation given the diverse nature of the businesses held by the Partnership and the industries across which the Partnership operates. We also note that the Partnership does not present gross profit in the statement of operating results and therefore submit that the inclusion of depreciation and amortization as a separate line item is not misleading to financial statement users and is consistent with the requirements of IAS 1.15. In addition, given the significance of depreciation and amortization to the consolidated statement of operating results it is relevant and material to financial statement users to be presented separately in accordance IAS 1.29 and provides information useful in predicting future cash flows of the Partnership when presented by nature [IAS 1.105]. In fact, in a comment letter dated November 24, 2015 in relation to the Partnership’s Registration Statement on Form F-1 (File No. 333-207621), the Staff previously requested further disclosures to be provided within the footnotes to the financial statements based on the nature of certain expenses presented in the statement of operating results. As a result, we respectfully submit that the current presentation is appropriate given the diverse application of IAS 1.99 and IAS 1.100 in practice, the well accepted use of its presentation amongst all of the Partnership’s stakeholders and the length of time during which the Partnership has used this presentation.

Additionally, we acknowledge the Staff’s comment to provide further details on the nature of direct operating costs and note that the most significant component of cost of sales (by nature) reported in footnote 21 of the Partnership’s 2020 annual financial statements pertains to the cost of inventory, which has been separately disclosed. However, in light of the Staff’s comment, we will update our disclosures to include a breakdown of direct operating costs in the following expected format (where a line item is material), beginning with our next annual filing.

Direct operating costs include all attributable expenses except interest, depreciation and amortization, impairment expense, other expenses, and taxes and primarily relate to cost inventory, cost of work in process and compensation at the subsidiary level. The following table lists direct operating costs for the years ended 2021, 2020, and 2019 by nature:

	2021	2020	2019
Cost of inventory	XXX	XXX	XXX
Cost of work in process	XXX	XXX	XXX
Compensation	XXX	XXX	XXX
Property taxes and sales taxes	XXX	XXX	XXX
Other	XXX	XXX	XXX
	XXX	XXX	XXX

5.	We note that you present several segment measures of profit or loss, including Company EBITDA and Company FFO. Please tell us how your presentation of more than one measure of segment profit or loss complies with the guidance in paragraph 26 of IFRS 8.

We confirm to the Staff that the Partnership’s Chief Operating Decision Maker (“CODM”) uses both Company EBITDA and Company FFO to measure segment profit and loss for purposes of making decisions about allocating resources and assessing its performance. These measures equally represent how the CODM evaluates segment performance and both are prepared under similar measurement principles with those used in measuring the corresponding amounts in our financial statements in accordance with IFRS 8.26. In light of the Staff’s comment, we will update the following disclosure within the introductory paragraph of our segment footnote included in our financial statements beginning with our next interim filing:

The partnership’s operations are organized into four operating segments which are regularly reviewed by the CODM for the purpose of allocating resources to the segment and to assess its performance. ~~The key measures used by the CODM in assessing performance and in making resource allocation decisions are company funds from operations (“Company FFO”) and Company EBITDA.~~ The CODM uses Company FFO and Company EBITDA to assess performance and make resource allocation decisions. Company FFO allows the CODM to evaluate the partnership’s segments on the basis of return on invested capital by removing the effect of non-cash and other items. Company EBITDA provides a comprehensive understanding of the ability of the partnership’s businesses to generate recurring earnings and assists our CODM in understanding and evaluating the underlying financial performance of our segments. Company FFO is calculated as the partnership’s share of net income and equity accounted income excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains or losses, impairment expense and other items. Company FFO includes realized disposition gains or losses recorded in net income or other comprehensive income, arising from transactions during the reporting period together with fair value changes recorded in prior periods. Company EBITDA is calculated as Company FFO excluding the impact of the partnership’s share of realized disposition gains and losses, interest income and expense, and current income taxes.

If there are additional comments or questions, please do not hesitate to contact the undersigned at (416) 359-8585.

Very Truly Yours,

By:	/s/ Jaspreet Dehl
	Name:	Jaspreet Dehl
	Title:	Chief Financial Officer, Brookfield Business Partners L.P.